

September 11, 2014

Via E-mail
Mr. Salesh Balak
Principal Financial Officer
Universal Biosensors, Inc.
1 Corporate Avenue,
Rowville, 3178, Victoria, Australia

  Re: Universal Biosensors, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 13, 2014
    File No. 000-52607

Dear Mr. Balak:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Research and development tax incentive income, page F-27

1. We note that you recognize tax and development income when there is reasonable assurance that the income will be received. Additionally we note from your disclosures on page F-7 that that you recorded other non-operating income of A$6,279,955 and a corresponding receivable related to the research and development program tax incentive. We further note that the incentive in the form of either a 45% refundable tax offset or a 40% non-refundable tax offset. Please address the following:

  • Explain to us the conditions that must be met to receive the tax incentive and provide to us the factors that you consider in recognizing this tax incentive within your statement of operations.

- Tell us why you recognize this tax incentive within your statement of operations when there is "reasonable assurance that you comply with the required conditions" and your basis in the accounting literature.
- Clarify for us if the incentive is received as an offset against taxes paid and how you determined that you would have income taxes in future years to offset against the incentive.
- Tell us your basis in the accounting literature for recognizing the entire amount in the period ending December 31, 2013.
- Tell us your basis in the accounting literature for recognizing the amount in other non-operating income.

Note 4 – Income Taxes, page F-31

2. As applicable, please disclose the components of your loss before income taxes as either domestic or foreign. Refer to Rule 4-08(h) of Regulation S-K.

Note 16 – Borrowings, page F-40

Athyrium Credit Agreement, page F-40

3. We note your credit agreement requires you to maintain an unrestricted cash balance of not less than US$2,000,000 in a specified bank account. Please explain to us how you are presenting your restricted cash in your balance sheet and statement of cash flows. Clearly explain how your current presentation complies with complies with FASB ASC 230 and Rule 5-02.1 of Regulation S-X.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Salesh Balak
Universal Biosensors, Inc.
September 11, 2014
Page 3

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Tara Harkins, Reviewing Accountant, at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief